SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                            Front Porch Digital Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    359014107
             -------------------------------------------------------
                                 (CUSIP number)

                 Great Hill Equity Partners Limited Partnership
                          Attn: Christopher S. Gaffney
                          c/o Great Hill Partners, LLC
                                1 Liberty Square
                           Boston, Massachusetts 02109
                                 (617) 790-9400
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 18, 2004
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on the following pages)

                            (Page 1 of 1 Pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 2 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)


        Great Hill Equity Partners Limited Partnership
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*   (a) |_|
                                                            (b) |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                             0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.   SHARED VOTING POWER      36,110,815 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.   SOLE DISPOSITIVE POWER                        0
                   -------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER 36,110,815 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        36,110,815 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 29.8% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        PN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 3 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Great Hill Partners GP, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       36,110,815 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  36,110,815 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        36,110,815 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 29.8% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 4 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Great Hill Partners, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Massachusetts
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       36,110,815 (see Item 5)
BY EACH REPORTING --------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                  --------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  36,110,815 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        36,110,815 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 29.8% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 5 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Great Hill Investors, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER        1,215,300 (see Item 5)
BY EACH REPORTING --------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                  --------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER   1,215,300 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,215,300 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 1.2% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 6 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Stephen F. Gormley
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Massachusetts
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       37,326,115 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  37,326,115 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        37,326,115 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 30.7% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 7 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        John G. Hayes
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Massachusetts
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       37,326,115 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  37,326,115 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        37,326,115 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 30.7% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 8 of Pages 17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Christopher S. Gaffney
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Massachusetts
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       37,326,115 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  37,326,115 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        37,326,115 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* X
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 30.7% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 9 of Pages 17
---------------------------                          ---------------------------


ITEM 1.     SECURITY AND ISSUER

      The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Front Porch Digital Inc., a corporation organized under the laws of the state of Nevada (the "Company"). The Company's principal offices are located at 1140 Pearl Street, Boulder, Colorado 80302

      This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

                  (i) Great Hill Equity Partners Limited Partnership (the "GHEP"), a Delaware limited partnership.

                  (ii) Great Hill Investors, LLC ("GHI" and together with GHEP, the "Funds"), a Delaware limited liability company.

                  (iii) Great Hill Partners GP, LLC ("GP"), a Delaware limited liability company.

                  (iv) Great Hill Partners, LLC ("GHP" and together with GP, the "General Partners"), a Massachusetts limited liability company.

                  (v) Christopher S. Gaffney ("Gaffney"), residing in Massachusetts.

                  (vi)  Stephen F. Gormley ("Gormley"), residing in
      Massachusetts.

                  (vii) John G. Hayes ("Hayes" and together with Gaffney and Gormley, the "Managers" and each of the Managers, each of the Funds and each of the General Partners, a "Reporting Person"), residing in Massachusetts.

      Each of the Funds is an investment fund principally engaged in the business of making private equity and other investments. Each of the General Partners is principally engaged in the business of making investments for, and acting as general partner or other authorized person of, investment funds engaged in private equity and other investments. Each of the Managers is principally engaged in the business of making investments for, and acting as manager or other authorized person of, investment funds engaged in private equity and other investments. The business address of each Reporting Person is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109. Each of the Managers is a citizen of the United States.

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 10 of Pages 17
---------------------------                          ---------------------------


      GP is the sole general partner of GHEP. GHP functions as a general partner of GHEP and as a manager of GP. Each of the Managers is one of the three managers of GHI and of each of the General Partners.

      During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      On August 18, 2004, Front Porch Merger Corp. ("Mergersub"), a Delaware corporation and wholly-owned subsidiary of the Company, merged with and into ManagedStorage International, Inc. ("MSI"), a Delaware corporation, with MSI surviving (such merger, the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 16, 2004, by and among, MSI, Mergersub and the Company in the form attached hereto as Exhibit 99.1 (which is hereby incorporated by reference). As a result of the Merger: (i) shares of common stock, series A redeemable preferred stock and/or series B convertible preferred stock of MSI were exchanged for the right to receive shares of Common Stock of the Company, and (ii) shares of series C redeemable preferred stock of MSI were exchanged for the right to receive shares of series A preferred stock, par value $0.001 per share, of the Company (the "Series A Preferred Stock").

      By virtue of their ownership of capital stock of MSI as of immediately prior to the Merger, each of the Funds received, as a result of the Merger, shares of Common Stock and shares of Series A Preferred Stock in exchange for their shares of MSI capital stock.

      Each of Tudor Ventures II, L.P., The Raptor Global Portfolio Ltd., The Altar Rock Fund L.P., J.P. Morgan Direct Venture Capital Institutional Investors, LLC, J.P. Morgan Direct Venture Capital Private Investors, LLC, and 522 Fifth Avenue Fund, L.P. (each, an "Other Series A Stockholder" and together with the Funds, the "Series A Stockholders"), along with certain other stockholders of MSI, received, as a result of the Merger, the right to receive shares of Series A Preferred Stock in exchange for their shares of series C redeemable preferred stock of MSI.

      As of the date hereof, each share of Series A Preferred Stock was immediately convertible, at the option of the holder thereof, into twenty (20) shares of Common Stock. The holders of shares of Series A Preferred Stock, voting separately as a single class, have the right to elect three (3) directors to the Board of Directors of the Company.

      Pursuant to a voting agreement (the "Voting Agreement"), dated August 18, 2004, by and among each of the Series A Stockholders in the form attached hereto as Exhibit 99.2 (which is hereby incorporated by reference), each of the Series A Stockholders has agreed to vote all of its shares of Series A Preferred Stock in favor of individuals nominated for election as directors of the Company by certain Series A Stockholders (including, without limitation, one (1) individual nominated from time to time by GHEP).

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 11 of Pages 17
---------------------------                          ---------------------------


      The Reporting Persons, the Other Series A Stockholders and persons deemed to beneficially own Shares held, or otherwise beneficially owned, by the Other Series A Stockholders may be deemed to constitute a group for purposes of
Section 13(d) or Section 13(g) of the Act (the "Group"). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of
Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

      The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As described in Item 2 above and Items 4 and 5 below, each of the Funds received, as a result of the Merger, shares of Common Stock and Series A Preferred Stock of the Company in exchange for all of their shares of capital stock of MSI.

ITEM 4.     PURPOSE OF TRANSACTIONS.

      As described in Item 2 above, on August 18, 2004, Mergersub merged with and into MSI, with MSI surviving, pursuant to the Merger Agreement. As a result of the Merger: (i) each share of common stock, series A redeemable preferred stock and series B convertible preferred stock of MSI was exchanged for the right to receive 0.3089, 200, and 27.789 shares of Common Stock of the Company, respectively, and (ii) each share of series C redeemable preferred stock of MSI was exchanged for the right to receive 111.6042 shares of Series A Preferred Stock of the Company. As of the date hereof, each share of Series A Preferred Stock was immediately convertible, at the option of the holder thereof, into twenty (20) shares of Common Stock.

      The holders of shares of Series A Preferred Stock, voting separately as a single class, have the right to elect three (3) directors to the Board of Directors of the Company. In connection with the Merger, the size of the Board of Directors of the Company was increased to seven (7), Dr. Jay Yogeshwar resigned from the Board of Directors and two (2) of the vacancies created by such increase and resignation were filled by the Board of Directors of the Company with two (2) individuals nominated by certain Series A Stockholders.

      Pursuant to the Voting Agreement, each of the Series A Stockholders has agreed to vote all of its shares of Series A Preferred Stock in favor of: (i) one (1) individual nominated, from time to time, for election as a director of the Company by GHEP, (ii) one (1) individual nominated, from time to time, for election as a director of the Company by J.P. Morgan Direct Venture Capital Institutional Investors, LLC, and (iii) one (1) individual nominated, from time to

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 12 of Pages 17
---------------------------                          ---------------------------


time, for election as a director of the Company by Tudor Ventures II L.P. No proxies were given to effect the provisions of the Voting Agreement.

      Effective as of August 18, 2004, Mr. Michael Knaisch has resigned as Chief Executive Officer of the Company and Mr. Thomas P. Sweeney III has been appointed as Mr. Michael Knaisch's replacement.

      In connection with the Merger, a certificate of designations (the "Certificate of Designations") setting forth the terms of the Series A Preferred Stock was filed on August 18, 2004 with the Secretary of State of Nevada in the form attached hereto as Exhibit 99.3 (which is hereby incorporated by reference herein). In addition, the Merger Agreement provides that the Corporation shall take all necessary actions to increase the number of shares of Common Stock authorized under its certificate of incorporation so that the Company can reserve the number of shares of Common Stock issuable upon conversion of its Series A Preferred Stock.

      The information provided in Item 6 below under the heading "Lock-Up and Voting Agreements" is hereby incorporated by reference herein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

      As a result of the Merger, GHEP received 36,110,815 shares of Common Stock, representing approximately 29.8% of the Common Stock (calculated as if the 815,715 shares of Series A Preferred Stock which GHEP received in the Merger had been converted into 16,314,297 shares of Common Stock). As a result of the Merger, GHI received 1,215,300 shares of Common Stock, representing approximately 1.2% of the Common Stock (calculated as if the 27,455 shares of Series A Preferred Stock which GHI received in the Merger had been converted into 549,091 shares of Common Stock).

      As a result of the Merger and based solely on information provided to the Reporting Persons by the Other Series A Stockholders, the Other Series A Stockholders received 50,154,728 shares of Common Stock, representing approximately 36.6% of the Common Stock (calculated as if the 1,607,213 shares of Series A Preferred Stock which the other Series A Stockholders received in the Merger had been converted into 32,144,256 shares of Common Stock).

      Based in part on information provided to the Reporting Persons by the Other Series A Stockholders, as a result of such transactions and of the relationship among the Reporting Persons described in Item 2 above, each of the Reporting Persons may be deemed as members of the Group to have beneficial ownership of, and be deemed to have the shared power to vote or to direct the vote and the shared power to dispose or to the direct the disposition of 87,480,843 shares of Common Stock, representing approximately 56.9% of the Common Stock, which 87,480,843 shares of Common Stock would be comprised of: (i) 37,326,115 shares of Common Stock beneficially owned by the Funds, and (ii) 50,154,728 shares of Common Stock

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 13 of Pages 17
---------------------------                          ---------------------------


Common Stock beneficially owned by any member of the Group other than the Reporting Persons. The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on
Schedule 13D.

      The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

      The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

      Percentages calculated in this statement on Schedule 13D are based upon an aggregate of 104,756,444 shares outstanding as of immediately following the Merger as disclosed by the Company in the Merger Agreement and convertability of each share of Series A Preferred Stock into twenty (20) shares of Common Stock.

      Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth under Item 5 above and the Exhibits attached hereto are incorporated herein by reference.

      REGISTRATION RIGHTS AGREEMENT:

      Each of the Series A Stockholders entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of August 18, 2004, with the Company in the form attached hereto as Exhibit 99.4 (which is hereby incorporated by reference herein), pursuant to which the Series A Stockholders have the following registration rights in respect of the Common Stock:

            o Subject to certain limitations as set forth in the Registration Rights Agreement, the holders of a majority of the then-outstanding (A) (i) shares of Common Stock and (ii) shares of Common Stock issued or issuable upon the conversion of

---------------------------                          ---------------------------
   CUSIP No. 359014107                13D                Page 14 of Pages 17
---------------------------                          ---------------------------


      the shares of Series A Preferred Stock, issued to the Series A Stockholders pursuant to the Merger Agreement, and (B) any stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Series A Preferred Stock or Common Stock referred to in clause (A) (collectively, the "Registrable Securities"), may demand, up to two (2) times, that the Company register their Common Stock on Form S-1;

            o Whenever the Company is eligible to register its securities under the Securities Act of 1933, as amended (the "Securities Act") on Form S-3 (but subject to certain limitation as set forth in the Registration Rights Agreement), the holders of at least twenty percent (20%) of the then-outstanding Registrable Securities may demand that the Company register their Common Stock on Form S-3; and

            o Subject to certain limitations as set forth in the Registration Rights Agreement, the Series A Stockholders have unlimited "piggyback" registrations rights under which they will have the right to request that the Company register their shares of Common Stock whenever the Company registers its securities under the Securities Act of 1933, as amended.

      LOCK-UP AND VOTING AGREEMENTS:

      The Series A Stockholders and the Company entered into a Lock-up and Voting Agreement, dated as of August 18, 2004, in the form of Exhibit 99.5 (which is hereby incorporated by reference herein). Pursuant to such agreement, the Series A Stockholders are generally prohibited from selling or otherwise transferring their shares of Common Stock and/or Series A Preferred Stock issued in the Merger until February 18, 2006; provided that such sale or transfer by a Series A Stockholder is permitted to: (i) any person to which such Series A Stockholder shall sell, assign or transfer all or substantially all of its assets; (ii) any affiliate of such Series A Stockholder, (iii) any member, partner or stockholder of such Series A Stockholder; provided, however, that no such transfer of shares of Series A Preferred Stock shall be permitted pursuant to this clause (iii), (iv) any other Series A Stockholder, (v) in connection with any sale of all or substantially all of the Company's assets, any sale or transfer of at least a majority of the Company's outstanding voting securities (as of immediately prior to such transfer) or any merger or consolidation in which the Company is not the surviving entity or any other transaction (or series of related transactions) following which the holders of the Company's outstanding capital stock prior to such transaction(s) do not own a majority of the outstanding capital stock of the Company (or any successor entity) immediately after such transaction, or (vi) in connection with its exercise of any "piggy-back" or similar registration rights. Pursuant to such agreement, each of the Series A Stockholders agreed to vote all of its shares of Common Stock and/or Series A Preferred Stock issued in the Merger in favor of the resolutions hereafter proposed by the Board of Directors of the Company and submitted to a vote of the stockholders of the Company within ninety (90) days following August 18, 2004, the purpose of which are to cause the number of authorized but unissued shares of Common Stock to be increased so as to be sufficient to issue the maximum number of such shares issuable upon the conversion of the Series A Preferred Stock into Common Stock pursuant to the terms of the Company's Certificate of Designations.

      In addition, the Series A Stockholders, the Company, Thomas P. Sweeney III and Equity Pier LLC entered into a Lock-Up and Voting Agreement, dated as of August 18, 2004, in the

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   CUSIP No. 359014107                13D                Page 15 of Pages 17
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form of EXHIBIT 99.6 (which is hereby incorporated by reference herein).
Pursuant to such agreement, each of Thomas P. Sweeney III and Equity Pier LLC are generally prohibited from selling or otherwise transferring their shares of Common Stock and/or Series A Preferred Stock until the earliest date on which the Series A Stockholders and/or their permitted transferees receive aggregate proceeds (whether in cash or otherwise) of at least $31,500,000 from the disposition of the shares of Series A Preferred Stock and/or Common Stock (whether underlying the Series A Preferred Stock or otherwise) acquired pursuant to the Merger Agreement; provided however that a transfer to (i) any person to which such restricted party shall sell, assign or transfer all or substantially all of its assets; or (ii) any affiliate of such restricted party, is permitted. Pursuant to such agreement, each of Thomas P. Sweeney III and Equity Pier LLC agreed to vote all of his or its shares of Common Stock and/or Series A Preferred Stock in favor of the resolutions hereafter proposed by the Board of Directors of the Company and submitted to a vote of the stockholders of the Company within ninety (90) days following August 18, 2004, the purpose of which are to cause the number of authorized but unissued shares of Common Stock to be increased so as to be sufficient to issue the maximum number of such shares issuable upon the conversion of the Series A Preferred Stock into Common Stock pursuant to the terms of the Company's Certificate of Designations.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits to this statement on
Schedule 13D:

      Exhibit 99.1. Agreement and Plan of Merger, dated as of August 16, 2004, by and between the Company, MSI and Mergersub.

      Exhibit 99.2. Voting Agreement, dated as of August 18, 2004, by and between the Series A Stockholders

      Exhibit 99.3. Certificate of Designations, filed with the Secretary of State of Nevada by the Company on August 18, 2004

      Exhibit 99.4. Registration Rights Agreement, dated as of August 18, 2004, by and among the Series A Stockholders and the Company.

      Exhibit 99.5. Lock-up and Voting Agreement, dated as of August 18, 2004, by and among the Series A Stockholders and the Company.

      Exhibit 99.6. Lock-up and Voting Agreement, dated as of August 18, 2004, by and among the Series A Stockholders, Thomas P. Sweeney III, Equity Pier LLC and the Company.

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   CUSIP No. 359014107                13D                Page 16 of Pages 17
---------------------------                          ---------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                          GREAT HILL EQUITY PARTNERS
                                          LIMITED PARTNERSHIP
                                          By:  GREAT HILL PARTNERS GP, LLC,
                                          its General Partner



                                          By:  /s/ Christopher S. Gaffney
                                               --------------------------
                                               Christopher S. Gaffney, Manager




                                          GREAT HILL PARTNERS GP, LLC



                                          By:  /s/ Christopher S. Gaffney
                                               --------------------------
                                               Christopher S. Gaffney, Manager




                                          GREAT HILL PARTNERS LLC



                                          By:  /s/ Christopher S. Gaffney
                                               --------------------------
                                               Christopher S. Gaffney, Manager



                                          GREAT HILL INVESTORS, LLC



                                          By:  /s/ Christopher S. Gaffney
                                               --------------------------
                                               Christopher S. Gaffney, Manager



                                          /s/ Christopher S. Gaffney
                                          --------------------------
                                          Name:  Christopher S. Gaffney

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   CUSIP No. 359014107                13D                Page 17 of Pages 17
---------------------------                          ---------------------------


                                          /s/ Stephen F. Gormley
                                          ----------------------
                                          Name:  Stephen F. Gormley



                                          /s/ John G. Hayes
                                          -----------------
                                          Name:  John G. Hayes